Exhibit 99.1

Century 21 China Real Estate Reports Fourth Quarter and Fiscal Year 2012 Unaudited Financial Results

Company Achieves Record Fourth Quarter and Full Year Net Revenue;

Posts Positive Operating Cash Flow for Third Consecutive Quarter

BEIJING, China, March 7, 2013 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012.

Fourth Quarter and Fiscal Year 2012 Highlights1

•                  Consolidated net revenue in the fourth quarter of 2012 was a record high of RMB226.8 million (US$36.4 million), an increase of 19.0% from the third quarter of 2012, and an increase of 59.4% from the fourth quarter of 2011.

•                  Consolidated net revenue in fiscal year 2012 was a record high of RMB748.1 million (US$120.1million), an increase of 23.7% from fiscal year 2011.

•                  Revenue from company-owned brokerage services in the fourth quarter of 2012 was RMB170.8 million (US$27.4 million), an increase of 3.8% from the third quarter of 2012, and an increase of 45.2% from the fourth quarter of 2011.

•                  Revenue from company-owned brokerage services in fiscal year 2012 was RMB623.9 million (US$100.1 million), an increase of 21.5% from fiscal year 2011.

•                  Net income in the fourth quarter of 2012 was RMB2.1 million (US$0.3 million), compared to a net loss of RMB7.1 million in the third quarter of 2012, and a net loss of RMB80.1 million in the fourth quarter of 2011.

•                  Net loss in fiscal year 2012 was RMB50.1 million (US$8.0 million), compared to a net loss of RMB340.4 million in fiscal year 2011.

•                  Net loss attributable to IFM Investments Limited in the fourth quarter of 2012 was RMB1.4 million (US$0.2 million), a decrease of 80.3% from the third quarter of 2012, and a decrease of 98.2% from the fourth quarter of 2011.

•                  Net loss attributable to IFM Investments Limited in fiscal year 2012 was RMB53.5 million (US$8.6 million), a decrease of 84.1% from fiscal year 2011. Excluding store

1  This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended December 31, 2012, were made at a rate of RMB6.2301 to US$1.00 which is the noon buying rate on December 31, 2012 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is the RMB.

2 Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures is included in the “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations” in the accompanying condensed financial information included in this press release.

closure-related costs of approximately RMB6.5 million (US$1.0 million), net loss attributable to IFM Investments Limited in fiscal year 2012 would be RMB47.0 million (US$7.5million).

“We are encouraged to have posted another solid set of financial results to end the year,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “Throughout 2012 we focused on strengthening the synergies between our diversified business segments, exploring revenue sources that are more insulated from regulatory risk, and maximizing operational efficiency. This strategy helped drive record full-year revenues and positive operating cash flow for three consecutive quarters through the latter part of the year. In the fourth quarter, both our secondary and primary segments performed strongly, with net revenue growing 19% sequentially and net income reaching RMB2.1 million.”

Mr. Harry Lu, vice chairman and president, added, “While the recent policy enforcement announced by the government may cause market volatility in the near future, we will continue to deploy resources across our various segments to mitigate regulatory risk.

“Our primary agency segment enters 2013 with a strong pipeline, and we expect this business unit to generate solid revenue for the full year,” Mr. Lu continued. “Our franchise network should play an increasingly important role in 2013 and beyond, allowing us to increase our footprint with minimal financial risk, and we expect our online capability will increasingly be a key driver of sales efficiency. We’re confident Century 21 China Real Estate has the right combination of complementary businesses to generate sustainable growth in the years ahead.”

Fourth Quarter 2012 Results

The Company’s consolidated net revenue in the fourth quarter of 2012 reached a record high of RMB226.8 million (US$36.4 million), an increase of 19.0% from RMB190.6 million in the third quarter of 2012, and an increase of 59.4% from RMB142.3 million in the fourth quarter of 2011. The sequential and year-over-year increase was primarily due to increased revenue from company-owned brokerage services from higher sales and purchase transaction volumes, and the growth of primary and commercial services in the fourth quarter of 2012.

Revenue from company-owned brokerage services in the fourth quarter of 2012 was RMB170.8 million (US$27.4 million), representing 75.3% of total net revenue, an increase of 3.8% from RMB164.5 million in the third quarter of 2012, and an increase of 45.2% from RMB117.6 million in the fourth quarter of 2011. The sequential and year-over-year increase was mainly due to an increase in sales and purchase transaction volumes in the fourth quarter of 2012 as a result of the recovery in the overall real estate market since the second quarter of 2012.

Revenue from primary and commercial services in the fourth quarter of 2012 reached a record high of RMB41.8 million (US$6.7 million), representing 18.4% of total net revenue, an increase of 171.4% from RMB15.4 million in the third quarter of 2012, and an increase of 180.5% from RMB14.9 million in the fourth quarter of 2011. The sequential and year-over-year increase was primarily attributable to greater gross floor area (“GFA”) of new properties sold in the fourth quarter of 2012 (approximately 230,300 square meters GFA), as well as a higher average selling price per square meter.

Revenue from mortgage management services in the fourth quarter of 2012 was RMB7.2 million (US$1.2 million), representing 3.2% of total net revenue, a decrease of 12.2% from RMB8.2 million in the third quarter of 2012, and an increase of 24.1% from RMB5.8 million in the fourth quarter of 2011. The sequential decrease was primarily due to a decrease in home equity loans brokered by the Company in the fourth quarter of 2012. The year-over-year increase resulted from an increase in traditional home mortgage loans brokered by the Company.

Revenue from franchise services in the fourth quarter of 2012 was RMB7.0 million (US$1.1 million), representing 3.1% of total net revenue, an increase of 180.0% from RMB2.5 million in the third quarter of 2012, and an increase of 70.7% from RMB4.1 million in the fourth quarter of 2011. The sequential and year-over-year increase was mainly due to the initial franchisee fee received from resale of the franchise right in Urumqi.

Commissions and other agent-related costs in the fourth quarter of 2012 were RMB134.6 million (US$21.6 million), representing 59.3% of total net revenue, an increase of 15.0% from RMB117.0 million in the third quarter of 2012, and an increase of 35.3% from RMB99.5 million in the fourth quarter of 2011. The sequential increase was mainly due to higher commission expenses in the fourth quarter of 2012 as a result of higher revenues from company-owned brokerage services and primary and commercial services. The year-over-year increase was mainly due to higher commission expenses in the fourth quarter of 2012 as a result of higher revenue from company-owned brokerage services and primary and commercial services, partially offset by a decline in payroll sales as a result of reduction in the number of sales professionals employed.

Operating costs in the fourth quarter of 2012 were RMB43.9 million (US$7.0 million), representing 19.4% of total net revenue, an increase of 7.6% from RMB40.8 million in the third quarter of 2012, and a decrease of 35.5% from RMB68.1 million in the fourth quarter of 2011. The sequential increase was primarily due to higher royalty expense as a result of a resale of franchise rights in the city of Urumqi in the fourth quarter of 2012. The year-over-year decrease in operating costs was mainly attributable to a reduction in the number of sales offices in operation, as well as significantly lower sales office closure-related costs as the Company’s major sales office network optimization was completed by the beginning of second quarter of 2012.

Selling, general and administrative expenses in the fourth quarter of 2012 were RMB44.5 million (US$7.1 million), representing 19.6% of total net revenue, a decrease of 8.1% from RMB48.4 million in the third quarter of 2012, and a decrease of 17.1% from RMB53.7 million in the fourth quarter of 2011. This sequential decrease was attributable to a decrease in professional fee accruals. The year-over-year decrease was mainly due to a reduction in marketing expense as marketing activities declined due to a decrease in the number of company-owned sales offices.

Income from operations in the fourth quarter of 2012 was RMB3.7 million (US$0.6 million), compared to a loss from operations of RMB14.0 million in the third quarter of 2012, and a loss from operations of RMB84.0 million in the fourth quarter of 2011. Non-GAAP(2) income from operations in the fourth quarter of 2012 was RMB4.0 million (US$0.6 million), compared to a non-GAAP loss from operations of RMB13.2 million in the third quarter of 2012, and a non-GAAP loss from operations of RMB78.6 million in the fourth quarter of 2011.

Net loss attributable to IFM Investments Limited in the fourth quarter of 2012 was RMB1.4 million (US$0.2 million), compared to a net loss of RMB7.1 million attributable to IFM Investments Limited in the third quarter of 2012, and a net loss attributable to IFM Investments Limited of RMB78.8 million in the fourth quarter of 2011. Non-GAAP net loss attributable to

IFM Investments Limited in the fourth quarter of 2012 was RMB1.1 million (US$0.2 million), compared to a non-GAAP net loss attributable to IFM Investments Limited of RMB6.3 million in the third quarter of 2012, and a non-GAAP net loss attributable to IFM Investments Limited of RMB73.4 million in the fourth quarter of 2011.

Basic and diluted net loss per American depositary share (“ADS”) in the fourth quarter of 2012 was RMB0.09 (US$0.01). Non-GAAP basic and diluted net loss per ADS in the fourth quarter of 2012 was RMB0.07 (US$0.01). Each of the Company’s ADS represents 45 Class A ordinary shares.

As of December 31, 2012, the Company had cash and cash equivalents of RMB191.0 million (US$30.7 million). Net cash provided by operating activities in the fourth quarter of 2012 was RMB13.1 million (US$2.1 million), compared to net cash provided by operating activities of RMB1.0 million in the third quarter of 2012, and net cash used in operating activities of RMB75.9 million in the fourth quarter of 2011. Cash used in investing activities in the fourth quarter of 2012 was RMB7.1 million (US$1.1 million). This was mainly the result of the net effect of providing and receiving repayment on mortgage credit loans of RMB5.7 million (US$0.9 million) and the purchase of property, plant and equipment of RMB1.3 million (US$0.2 million).

During the fourth quarter of 2012, the Company’s CENTURY 21® China Real Estate network covered 27 major cities with an average of more than 960 sales offices, including an average of 318 company-owned sales offices in operation. As of December 31, 2012, the Company’s CENTURY 21® China Real Estate network employed more than 12,100 sales professionals and maintained more than 8.0 million property listings.

Fiscal Year 2012 Results

The Company’s total consolidated net revenue in fiscal year 2012 reached a record high of RMB748.1 million (US$120.1 million), representing a 23.7% increase from RMB604.6 million in fiscal year 2011. This increase was primarily due to the significantly higher sales and purchase transaction volumes from both company-owned brokerage services and primary and commercial services in 2012, as well as a continued recovery in the overall real estate market since the second quarter of 2012.

Revenue from company-owned brokerage services in fiscal year 2012 was RMB623.9 million (US$100.1 million), representing 83.4% of total net revenue, and a 21.5% increase from RMB513.4 million in fiscal year 2011. The year-over-year increase was mainly due to higher transaction volumes and improved per-sales office performance in 2012.

Revenue from primary and commercial services in fiscal year 2012 reached a record high of RMB85.1 million (US$13.7 million), representing 11.4% of total net revenue, and an increase of 90.4% from RMB44.7 million in fiscal year 2011. This increase was primarily due to an increase in transaction volumes from primary real estate agency services. In 2012, the Company sold a total GFA of approximately 444,350 square meters of new properties and provided consulting services on some new commercial development projects.

Revenue from mortgage management services in fiscal year 2012 was RMB25.7 million (US$4.1 million), representing 3.4% of total net revenue, and a 12.2% increase from RMB22.9 million in fiscal year 2011. This increase was primarily due to an increase in transaction volumes of and total revenue earned from mortgage credit loans provided by the Company.

Revenue from franchise services in fiscal year 2012 was RMB13.4 million (US$2.2 million), representing 1.8% of total net revenue, and a 43.0% decrease from RMB23.5 million in fiscal year 2011. This decrease was primarily attributable to higher initial franchise fees received in 2011 as the Company granted licenses to two new regional sub-franchisors during the year, compared with the resale of franchise rights in one location, the city of Urumqi, a regional sub-franchise, in 2012, and a decrease in royalty revenues paid by some regional sub-franchisors in 2012 due to their performance.

Commissions and other agent-related costs in fiscal year 2012 were RMB455.3 million (US$73.1 million), representing 60.9% of total net revenue, and a 6.2% increase from RMB428.9 million in fiscal year 2011. This increase was primarily attributable to higher commission expenses in 2012 as a result of the significant increase in commission revenues from company-owned brokerage services and primary and commercial services, partially offset by a decrease in salary and benefits for sales staff as a result of a decrease in the number of sales staff employed during fiscal year 2012.

Operating costs in fiscal year 2012 were RMB175.3 million (US$28.1 million), representing 23.4% of total net revenue, and a decrease of 40.9% from RMB296.7 million in fiscal year 2011. Excluding store closure-related costs of approximately RMB6.5 million (US$1.0 million), total operating costs in fiscal year 2012 would be RMB168.8 million (US$27.1 million). This decrease was primarily due to a decrease in rental costs and store closure-related costs resulting from the lower average number of sales offices in the company-owned brokerage network in 2012 as compared to 2011. Store closure-related costs were approximately RMB34.3 million in fiscal year 2011.

Selling, general and administrative expenses in fiscal year 2012 were RMB177.5 million (US$28.5 million), representing 23.7% of total net revenue, and a decrease of 18.6% from RMB218.1 million in fiscal year 2011. This decrease was largely due to a decrease in marketing expenses, the number of non-sales staff and other general and administrative expenses in 2012.

Goodwill impairment losses in 2012 were RMB10.8 million (US$1.7 million), as a result of the shortfall in the results of operations of our Shanggu business unit as compared with estimates made at the end of 2011. Net change in fair value in 2012 included RMB10.5 million (US$1.7 million) as a result of the fair value change of the contingent consideration payable in respect of the Company’s acquisition of the Shanggu business unit in June 2011, and RMB1.5 million (US$0.2 million) as a result of the decline in the fair value of a financial liability, which was related to the share options held by a former-employee. The change in the contingent consideration payable resulted primarily from the disparity between estimated and actual revenue and earnings in 2012, and the re-estimated revenue and earnings for 2013 for the Shanggu business unit.

Loss from operations in fiscal year 2012 was RMB58.7 million (US$9.4 million), compared to a loss from operations of RMB344.0 million in fiscal year 2011. Non-GAAP loss from operations in fiscal 2012 was RMB56.5 million (US$9.1 million), compared to a non-GAAP loss from operations of RMB335.9 million in fiscal year 2011.

Net loss attributable to IFM Investments Limited in fiscal year 2012 was RMB53.5 million (US$8.6 million), compared to a net loss of RMB336.5 million attributable to IFM Investments Limited in fiscal year 2011. Non-GAAP net loss attributable to IFM Investments Limited in fiscal year 2012 was RMB51.3 million (US$8.2 million), compared to a non-GAAP net loss attributable to IFM Investments Limited of RMB328.4 million in fiscal year 2011.

Basic and diluted net loss per ADS in fiscal year 2012 was RMB3.61 (US$0.58). Non-GAAP basic and diluted net loss per ADS in fiscal year 2012 was RMB3.46 (US$0.55).

Net cash used in operating activities in fiscal year 2012 was RMB31.7 million (US$5.1 million), compared with net cash used in operating activities of RMB315.0 million in fiscal year 2011. This decrease was mainly due to a significant decline in operating loss incurred in fiscal year 2012. Cash used in investing activities in fiscal year 2012 was RMB5.2 million (US$0.8 million), which was the result of the net effect of mortgage credit loan repayments of RMB2.5 million (US$0.4 million) in 2012, and the purchase of property, plant and equipment of RMB8.1 million (US$1.3million).

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audited financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2012 are still in progress. In addition, because the Company’s assessment and the audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 have not yet been completed, the Company makes no representation as to the effectiveness of internal controls as of the end of fiscal year 2012.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Business Outlook

The Company currently estimates that its total net revenue for the first quarter of 2013 will be in the range of RMB 195 million to RMB 205 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call on March 7, 2013, at 8 a.m. U.S. Eastern Time (9 p.m. Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

U.S. Toll / International: +1-718-354-1231

United States Toll Free: 1866-519-4004

Hong Kong: +852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Century 21 China Real Estate Earnings Call.”

A live and archived webcast of the conference call will be available until March 14, 2012 at http://ir.century21cn.com.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english .

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to IFM Investments Limited and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation, impairment of goodwill and net change in fair value. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the

Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the accompanying condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Lulu Li

Vice President

IFM Investments Limited

Phone: +86-10-6561-7188

E-mail: ir@century21cn.com

Josh Gartner

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com

IFM Investments Limited

 Condensed Consolidated Balance Sheets

(in thousands)

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	235,450	191,048	30,665
Restricted cash	10,997	18,036	2,895
Accounts receivable, net	97,090	176,287	28,296
Amounts due from related parties	71	110	18
Loans receivable	37,511	35,229	5,655
Prepaid expenses and other current assets	37,369	41,265	6,623
Deferred tax assets	—	4,880	783
Total current assets	418,488	466,855	74,935
Non-current assets:
Investment in associates	10,595	13,141	2,109
Property and equipment, net	62,513	40,832	6,554
Intangible assets, net	95,827	90,253	14,487
Goodwill	114,698	103,943	16,684
Other non-current assets	22,941	19,644	3,153
Total assets	725,062	734,668	117,922
LIABILITIES, REDEEMABLE NON-CONTROLLING INTREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	11,220	14,168	2,274
Accrued expenses and other current liabilities	150,502	217,694	34,942
Amounts due to related parties	266	272	44
Deferred revenue	7,773	8,539	1,371
Total current liabilities	169,761	240,673	38,631
Long-term deposits payable	12,180	10,541	1,692
Contingent consideration payable	44,227	33,774	5,421
Deferred tax liabilities	17,543	16,652	2,673
Total liabilities	243,711	301,640	48,417
Redeemable non-controlling interest	66,181	69,430	11,144
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized as of December 31, 2011 and December 31, 2012, respectively; 667,672 and 667,672 shares issued and outstanding as of December 31, 2011 and December 31, 2012, respectively)	4,939	4,939	793
Additional paid-in capital	1,033,892	1,035,651	166,233
Statutory reserves	5,595	5,595	898
Accumulated deficit	(638,380)	(691,891)	(111,056)
Total IFM Investments Limited shareholders’ equity	406,046	354,294	56,868
Non-controlling interest	9,124	9,304	1,493
Total shareholders’ equity	415,170	363,598	58,361
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	725,062	734,668	117,922

IFM Investments Limited

Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the three months ended				For the year ended
	December31,	September30,	December31,	December31,	December31,	December31,	December31,
	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited

Net revenue	142,294	190,596	226,754	36,397	604,559	748,133	120,084
Costs and expenses:
Commissions and other agent-related costs	(99,487)	(117,017)	(134,576)	(21,601)	(428,920)	(455,282)	(73,078)
Operating costs	(68,142)	(40,763)	(43,925)	(7,050)	(296,652)	(175,330)	(28,142)
Selling, general and administrative expenses	(53,747)	(48,360)	(44,522)	(7,146)	(218,110)	(177,475)	(28,487)
Goodwill impairment losses	(30,614)	—	—	—	(30,614)	(10,755)	(1,726)
Net change in fair value	25,716	1,536	—	—	25,716	11,989	1,924
Total costs and expenses	(226,274)	(204,604)	(223,023)	(35,797)	(948,580)	(806,853)	(129,509)
(Loss)/income from operations	(83,980)	(14,008)	3,731	600	(344,021)	(58,720)	(9,425)
Interest income	375	667	931	149	5,845	2,324	373
Other income	—	5,352	217	35	2,086	6,497	1,043
Foreign currency exchange loss	(397)	(22)	(45)	(7)	(5,713)	(19)	(3)
(Loss)/income before income tax and share of associates’ income (losses)	(84,002)	(8,011)	4,834	777	(341,803)	(49,918)	(8,012)
Income tax	2,995	293	(3,378)	(542)	(1,103)	(2,713)	(435)
Share of associates’ income	926	601	686	110	2,496	2,547	409
Net (Loss)/income	(80,081)	(7,117)	2,142	345	(340,410)	(50,084)	(8,038)
Net loss (income) attributable to non-controlling interest	1,305	21	(3,534)	(567)	3,895	(3,427)	(550)
Net loss attributable to IFM Investments Limited	(78,776)	(7,096)	(1,392)	(222)	(336,515)	(53,511)	(8,588)
Net loss attributable to ordinary shareholders	(78,776)	(7,096)	(1,392)	(222)	(336,515)	(53,511)	(8,588)

Net loss per share, basic	(0.12)	(0.01)	(0.00)	(0.00)	(0.50)	(0.08)	(0.01)
Net loss per share, diluted	(0.12)	(0.01)	(0.00)	(0.00)	(0.50)	(0.08)	(0.01)

Net loss per ADS, basic	(5.31)	(0.48)	(0.09)	(0.01)	(22.66)	(3.61)	(0.58)
Net loss per ADS, diluted	(5.31)	(0.48)	(0.09)	(0.01)	(22.66)	(3.61)	(0.58)

Number of shares used in calculating net loss per share, basic	667,672	667,672	667,672	667,672	668,291	667,672	667,672
Number of shares used in calculating net loss per share, diluted	667,672	667,672	667,672	667,672	668,291	667,672	667,672

Number of ADSs used in calculating net loss per ADS, basic	14,837	14,837	14,837	14,837	14,851	14,837	14,837
Number of ADSs used in calculating net loss per ADS, diluted	14,837	14,837	14,837	14,837	14,851	14,837	14,837

IFM Investments Limited

Reconciliations to Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited

GAAP (Loss)/income from operations	(83,980)	(14,008)	3,731	600	(344,021)	(58,720)	(9,425)
Plus:
Share-based compensation	458	2,325	306	49	3,234	3,465	556
Goodwill impairment losses	30,614	—	—	—	30,614	10,755	1,726
Net change in fair value	(25,716)	(1,536)	—	—	(25,716)	(11,989)	(1,924)
Non-GAAP (Loss)/income from operations	(78,624)	(13,219)	4,037	649	(335,889)	(56,489)	(9,067)

GAAP net loss attributable to IFM Investments Limited	(78,776)	(7,096)	(1,392)	(222)	(336,515)	(53,511)	(8,588)
Plus:
Share-based compensation	458	2,325	306	49	3,234	3,465	556
Goodwill impairment losses	30,614	—	—	—	30,614	10,755	1,726
Net change in fair value	(25,716)	(1,536)	—	—	(25,716)	(11,989)	(1,924)
Non-GAAP net loss attributable to IFM Investments Limited	(73,420)	(6,307)	(1,086)	(173)	(328,383)	(51,280)	(8,230)

GAAP net loss attributable to ordinary shareholders	(78,776)	(7,096)	(1,392)	(222)	(336,515)	(53,511)	(8,588)
Plus:
Share-based compensation	458	2,325	306	49	3,234	3,465	556
Goodwill impairment losses	30,614	—	—	—	30,614	10,755	1,726
Net change in fair value	(25,716)	(1,536)	—	—	(25,716)	(11,989)	(1,924)
Non-GAAP net loss attributable to ordinary shareholders	(73,420)	(6,307)	(1,086)	(173)	(328,383)	(51,280)	(8,230)

GAAP net loss per ADS, basic	(5.31)	(0.48)	(0.09)	(0.01)	(22.66)	(3.61)	(0.58)
GAAP net loss per ADS, diluted	(5.31)	(0.48)	(0.09)	(0.01)	(22.66)	(3.61)	(0.58)

Non-GAAP net loss per ADS, basic	(4.95)	(0.43)	(0.07)	(0.01)	(22.11)	(3.46)	(0.55)
Non-GAAP net loss per ADS, diluted	(4.95)	(0.43)	(0.07)	(0.01)	(22.11)	(3.46)	(0.55)

Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, basic	14,837	14,837	14,837	14,837	14,851	14,837	14,837
Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, diluted	14,837	14,837	14,837	14,837	14,851	14,837	14,837